Exhibit 1

FOR IMMEDIATE RELEASE	28 January 2011

WPP PLC ("WPP")

Kantar acquires Spring Wirtz und Pischke GmbH & Co. KG in Germany

WPP announces that its wholly-owned operating company Kantar, the leading information, insight and consultancy network, has acquired the entire issued share capital of Spring Wirtz und Pischke GmbH & Co. KG, and spring infotainment Wirtz und Pischke Verwaltungsgesellschaft mbH ("Spring"), a leading developer of systems to measure internet usage and performance of online advertising. Following the acquisition, Spring will become part of Kantar Media, provider of media research and insights, so strengthening further the network's global presence and activities in digital audience insight across all media in 59 countries.

Founded in 1995 and based in Saarlouis, Spring has become one of the leading pan-European companies in online audience measurement, online research and analysis. The company counts blue chip organisations from the telecommunications, media and financial sectors amongst its extensive client portfolio.

Spring's unaudited gross revenues for the year ended 31 December 2010 were Euro 1.8 million, with gross assets at the same date of Euro 1.4 million.

This investment continues WPP's strategy of investing in fast-growing markets and sectors and strengthening further its capabilities in measurable marketing disciplines.

Contact:
Feona McEwan, WPP	+44 (0)20 7408 2204